[ON LIVE NATION LETTERHEAD]

April 16, 2009

Via EDGAR and Facsimile

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Ms. Linda Cvrkel

Ms. Heather Clark

Re:	Live Nation, Inc.

Form 10-K for the year ended December 31, 2007

Filed February 29, 2008

File No. 001-32601

Ms. Cvrkel and Ms. Clark:

Set forth below are the responses of Live Nation, Inc. (“Live Nation” or the “Company”) to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated April 2, 2009 with respect to the Form 10-K for the year ended December 31, 2007 (the “2007 Form 10-K”). For your convenience, the comments provided by the Staff have been included in the order presented in the comment letter, immediately followed by Live Nation’s responses. Along with its EDGAR-filed copy, Live Nation is concurrently transmitting via facsimile a courtesy hard copy of its response to the Commission.

In some of Live Nation’s responses, the Company has agreed to change or supplement the disclosures in its filings. The Company is doing that in the spirit of cooperation with the Staff, and not because the Company believes that its prior filings are materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

Per your request, the Company acknowledges the following:

•	Live Nation is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Live Nation may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that this letter is helpful and responsive to your requests. If you have any questions or comments to these responses, please do not hesitate to contact me directly at (713) 693-2626.

Very truly yours,

Brian J. Capo

Senior Vice President and Chief Accounting Officer

cc:	Michael Rapino, President and Chief Executive Officer

Kathy Willard, Executive Vice President and Chief Financial Officer

Michael Rowles, Executive Vice President and General Counsel

Annual Report on Form 10-K for the year ended December 31, 2007

Financial Statements, page 83

Notes to Consolidated and Combined Financial Statements, page 88

Note 3 – Business Acquisitions, page 99

Comment 1: We note from your response to our prior comment 6 that the acquisitions of House of Blues Canada and Signatures during 2007 appear to meet the definition of a significant subsidiary as defined in Article 1-02(w) of Regulation S-X. As such, we believe that the acquisition of each of these entities represented individually material business acquisitions for which the disclosures outlined in SFAS 141 should be provided. Please revise the notes to your financial statements in future filings to include all of the disclosures required by paragraphs 51, 52 and 54 of SFAS 141 with respect to each of these acquisition transactions, as applicable. In addition, please ensure that these disclosures are provided for any other material acquisition transactions in future filings.

Response: The Company understands and, for future acquisitions, will include all of the disclosure requirements discussed above, now as required under paragraphs 68 – 72 of SFAS 141 (revised). However, the House of Blues Canada and Signatures acquisitions were 2007 acquisitions and, accordingly, the disclosures for those particular acquisitions would not be included in future filings.

Comment 2: In a related matter, for each of your material acquisition transactions that resulted in recognition of goodwill, your revised disclosures should state the primary reasons for each of these acquisitions and include a description of the factors that contributed to a purchase price that resulted in recognition of goodwill. Refer to the disclosure requirements outlined in paragraph 51b of SFAS No. 141.

Response: The Company understands and will include the additional disclosure discussed above when appropriate, now as required under paragraph 68e of SFAS 141 (revised).

Note 5. Investments, page 101

Comment 3: We note from your response to our prior comment number 8 that the Company intends to amend its 2007 Form 10-K to include the 2005 financial statements for Broadway in Chicago, L.L.C. Please file the amendment to your 2007 Annual Report on Form 10-K that includes these required financial statements as soon as possible.

Response: The Company has started the process of preparing its amendment to the 2007 Form 10-K. It is requesting the consent of Broadway in Chicago, L.L.C.’s independent accountants and expects to file the document in the near future.

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